UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-15160
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BROOKFIELD CORPORATION
(Translation of registrant’s name into English)
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Suite 100, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F  ☐            Form 40-F  ☑

EXPLANATORY NOTE

Brookfield Corporation hereby furnishes this Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) to amend its original report on Form 6-K (Exhibit 99.1 Annual Report for the year ended December 31, 2025) (the "Original Form 6-K"), which was furnished to the Securities and Exchange Commission on March 17, 2026. The purpose of this Form 6-K/A is solely to correct certain inadvertent clerical errors in Exhibit 99.1 to the Original Form 6-K. This Form 6-K/A supersedes and replaces the Original Form 6-K in its entirety.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report for the year ended December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION
Date: March 18, 2026	By:	/s/ Swati Mandava
Name: Swati Mandava Title: Managing Director, Legal & Regulatory